Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
(in millions, except for ratios)	2002	2003	2004	2005	2006
Earnings:
Earnings (loss) before Income Taxes	$96,530	$106,409	$110,372	$71,302	$(309,524)
Fixed Charges	13,761	10,662	15,591	28,805	35,565

Total Earnings (loss)	$110,291	$117,071	$125,963	$100,107	$(273,959)

Fixed Charges:
Interest Expense	$12,722	$9,429	$14,201	$27,246	$34,084
Amortization of debt offering costs	377	423	434	600	390
Interest portion of rent expense	662	810	956	959	1,091

Total Fixed Charges	$13,761	$10,662	$15,591	$28,805	$35,565

Ratio of Earnings to Fixed Charges (see Note 1)	8.0	11.0	8.1	3.5	N/A

(1) The ratio of earnings to fixed charges is computed by dividing fixed charges of Invacare Corporation and our subsidiaries into earnings before income taxes. Fixed charges include interest expense, amortization of debt offering costs and the portion of rent expense which is deemed to be representative of the interest factor. For the year ended December 31, 2006, the ratio is inapplicable since the company incurred a loss in this year. Earnings were inadequate to cover fixed charges by $309.5 million for the year ended December 31, 2006.